

November 15, 2012

Via E-Mail
Mr. William G. Barker III
Chief Financial Officer
Federal Signal Corporation
1415 West 22nd Street
Oak Brook, Illinois 60523

      Re: **Federal Signal Corporation**
             Form 10-K for the Year Ended December 31, 2011
             Filed March 14, 2012
             Form 10-Q for the Quarter Ended June 30, 2012
             Filed August 3, 2012
             Form 8-K Dated September 4, 2012
             Filed September 7, 2012
             Response dated November 9, 2012
             File No. 001-06003

Dear Mr. Barker:

      We have reviewed your response letter dated November 9, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Consolidated Statements of Operations, page 41
Notes to the Financial Statements

Note 10. Stock Based Compensation, page 70

1. We note from your response to our prior comment 6 that you have provided the significant assumptions used in the Monte Carlo model to value the performance share units granted in 2010 and 2009. We further note your disclosure that performance shares granted in 2011 were valued at the closing price of your stock on the date of grant.

Please explain to us why you valued the performance shares granted in 2011 using a different method from those granted in 2010 and 2009. As part of your response, please tell us the nature of any differences in terms and conditions between the performance shares issued in 2010 and 2009 and those issued in 2011.

Form 10-Q for the Quarter Ended September 30, 2012

Note 12. Discontinued Operations, page

2. We note your disclosure that in the nine months ended September 30, 2012 you recognized a loss on disposal of $35.7 million. Please explain to us and revise your disclosure to clarify how the $35.7 million loss was calculated or determined.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief